August 15, 2019

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Registration Statement on Form F-1
           Filed July 19, 2019
           File No. 333-232731

Dear Mr. Dovigi:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed July 19, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
2. Please tell us whether you may be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.
3. We note that the prospectus includes data attributed to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. If you
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
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FirstName LastName
         commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.
4. We note your statement on page 1, and throughout the registration statement, claiming that your ability to grow revenue exceeds that of your publicly-traded environmental services peers. Please provide additional context regarding your competitive position.
         Please refer to Item 4.B.7 of Form 20-F.
5. Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.
         Refer to Securities Act Rule 405, Exchange Act Rule 3b-4 and Securities Act Rules
         Compliance and Disclosure Interpretation 203.17.
Prospectus Summary, page 1

6. Please revise to ensure that the information you include in your summary is balanced, such as, by way of example and not limitation, more prominent disclosure of your indebtedness. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.
7. We note your disclosure on page 172 that you will enter into investor rights agreements with each of the Investors. Please add a materially complete discussion of the control position held by the Investors, including, but not limited to, board nomination rights and the entailment to preemptive rights. Please include appropriate risk factor disclosure related to the impact of the rights under the Investors Rights Agreements on the subordinate voting shares.
Summary Historical Consolidated Financial and Pro Forma Information, page 26

8. We note that you have combined the predecessor and successor periods for your consolidated statements of operations data throughout the filing, including in your consolidated and segment results of operations discussion. This also includes the table on page 96 which appears to combine predecessor and successor periods to arrive at financial information for the twelve months ended March 31, 2019. These presentations appear inappropriate given the significant change in basis between the two periods and should be removed. Please revise your disclosures to provide a discussion and analysis for each period presented for the successor and predecessor periods. This discussion and analysis may be supplemented with a discussion and analysis of pro forma financial information.
         In a similar manner, we note that the results of operations discussion for Waste Industries
         USA beginning on page F-135 also similarly combines predecessor and successor periods. Please revise as necessary.
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
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9. You state that the inclusion of EBITDA and Adjusted EBITDA is appropriate to provide additional information to investors because securities analysts, investors and other interested parties use these non-IFRS measures to assess your operating performance across periods on a consistent basis and to evaluate the risk of an investment in your securities. Please further clarify in the filing how management believes that the use of these non-GAAP financial measures provides useful information to investors regarding your results of operations as well as any additional purposes for which management uses these non-GAAP financial measures. Please also further clarify the purpose of presenting both EBITDA and Adjusted EBITDA, including how you determine what amounts should be further adjusted for in arriving at Adjusted EBITDA. Refer to Item 10(e)(1)(i)(C) and
         (D) of Regulation S-K.
10. You are further adjusting your Adjusted EBITDA for the twelve months ended March 31,
         2019 to arrive at Run-Rate EBITDA. Please address the following:
           Please further clarify the purpose of presenting Run-Rate EBITDA. We note that you present Run-Rate EBITDA because you believe that it represents an estimate of the potential of your ongoing operations to generate Adjusted EBITDA if acquisitions had closed on the dates noted. It is not clear why the pro forma amounts presented would not already depict this and the analogous guidance in our non-GAAP C&DI Question
            101.05 may be applicable;
           You are adjusting $523 million of Adjusted EBITDA for the twelve months ended
            March 31, 2019 by $287.7 million to arrive at Run Rate EBITDA. Please disclose your calculations and assumptions to show how you are arriving at the adjustment amount of $287.7 million and quantify the estimated impact of using a straight line approach instead of a seasonally adjusted approach (page 80); and
           Your disclosures related to this measure also refer to operating cash flows and cash. It is not clear if you also consider this to be a liquidity measure. If considered both a performance and a liquidity measure, please also reconcile to cash flows from operating activities per Item 10(e) of Regulation S-K.
Risk Factors
Failure to comply with requirements to design, implement and maintain effective internal control..., page 46

11. We note that management identified certain control deficiencies that together amount to a material weakness. The material weakness appears to be related to not having an effective control environment in place or adequate number of accounting personnel with the appropriate knowledge in IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner. Also there were not effective controls over the financial statement close and reporting process in order to ensure the accurate and timely preparation of financial statements. You indicate that you have taken steps to address the material weakness and implement a remediation plan, which appears
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
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FirstName LastName
         to be the engagement of external advisors to provide financial accounting assistance in the short term. You also note that you believe the steps taken are adequate in addressing the material weakness. Your current disclosures appear to only address your short term remediation plans. Please expand your disclosures to discuss your plans for remediation for the long term as well.
Risks Related to this Offering and Ownership of Our Subordinate Voting Shares and Multiple
Voting Shares, page 49

12.      Please disclose the following:
           the percentage of outstanding shares that the multiple voting shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval;
           thee resulting impact of the conversion of multiple voting shares on holders of subordinate voting shares; and
           that your disparate voting rights may have anti-takeover effects.
13. Please disclose the risk that due to the company's dual class share structure, the company's subordinate voting shares may be ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.
Our level of indebtedness may increase and reduce our financial flexibility, page 52

14. Please amend this risk factor to include your current level of indebtedness.
Our Articles and bylaws provide that any derivative actions..., page 56

15. We note that you will be adopting a forum selection provision that identifies the Superior
         Court of Justice of the Province of Ontario, Canada, and appellate courts therefrom, as the sole and exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to claims arising under the U.S. federal securities law. If the provision applies to U.S. federal securities laws, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Use of Proceeds, page 64

16. We note your disclosure that you intend to use proceeds from the offering to repay certain indebtedness. Please revise to provide the disclosure required by Item 3.C.4 of Form 20-
         F.
Capitalization, page 66

17. Please clearly show in the notes to the capitalization table how you computed each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. For example, please better clarify what you are referring to in terms of "Pre-Closing Capital Changes" and how that impacts your as adjusted
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GFL Environmental Holdings Inc.
August 15, 2019
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         amounts. Further, please include disclosures on page 113 that inform readers what your estimated annual debt repayment obligations will be in each of the next 5 years after giving effect to this Offering and the post Balance Sheet financing transactions.
Unaudited Pro Forma Combined Financial Information, page 71

18. Your pro forma financial information gives effect to the Waste Industries Merger and the
         Recapitalization. In the introduction to the pro forma financial information, please provide a brief description of these transactions, including the significant terms.
19. In a similar manner to your capitalization table, please revise or help us understand what consideration you gave to also reflecting the Pre-Closing Capital Changes and well as the application of the estimated net proceeds from this offering in your pro forma financial information. In this regard, we note that your use of proceeds disclosures on page 64 indicate that you intend to use the net proceeds to repay certain indebtedness.
20. Please present pro forma earnings per share amounts. Also, please disclose in a note to the pro forma financial information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to
         Rule 11-02(b)(7) of Regulation S-X.
21. Please show the calculations used to arrive at your adjustment amounts in the notes to the pro forma financial information. For example, you should show in your note to adjustment (12) the calculation used to arrive at the amount of depreciation and amortization expense, including the specific asset categories and corresponding useful lives. For adjustment (7), please expand your note to clearly show how you arrived at the pro forma interest adjustment amount, including the amount of debt and corresponding interest rate. Please refer to Article 11-02(b)(6) of Regulation S-X.
22. Certain amounts in your pro forma adjustments column do not have a footnote number next to them to explain the nature of the adjustment. Please revise as necessary.
23. It appears that there were outstanding stock options held by the predecessor entity prior to
FirstName recapitalization as Dovigi by Waste Industries prior to being acquired. Please disclose the LastNamePatrick well as
Comapany NameGFL Environmentalof the transactions and how the settlement of these are how these were settled as part Holdings Inc.
Augustreflected in your pro forma financial information.
        15, 2019 Page 5
FirstName LastName
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
August 15, 2019 Page 6
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FirstName LastName
Other (income) expense, page 79

24. We note that other (income) expense includes share-based compensation. It appears that
         $20.7 million in non-cash share-based compensation was recorded which represents approximately 12% of the operating loss for full year 2018. Please help us better understand how you determined that share-based compensation expense should be excluded from your determination of operating income (loss). Refer to Refer to IAS
         1.BC56.
Management's Discussion and Analysis
Provision for Income Taxes, page 85

25. Given your recurring losses before income taxes, please expand your disclosures to discuss your basis for recording income tax recoveries each period and corresponding increases to your deferred tax assets, including if its due to your reliance on offsetting deferred tax liabilities.
Other Performance Measures, page 96

26. In your reconciliation from SG&A to Adjusted SG&A, you currently present all adjustments in one line item called acquisition, integration and other costs. Please separately present each adjustment amount.
Critical Accounting Estimates and Judgments
Property, Plant and Equipment and Landfill Closure and Post-Closure Obligations, page 115

27. We note that you have approximately 47 landfills, of which it appears 20 were acquired with the Waste Industries acquisition in 2018. Also your landfill assets represent approximately 25% of your property, plant and equipment as of March 31, 2019. Please better clarify in your disclosures how you account for the assets and liabilities recorded related to landfills and the corresponding assumptions and judgments used in your accounting for each of these. Please address the following in your disclosures:
           Please disclose the nature of costs included in each of these assets and liabilities, including the specific types of development costs capitalized; Please disclose the timing of when these assets and liabilities are recorded. For
             example, please disclose when the Landfill Closure and Post-Closure Obligations are actually recorded;
           Please disclose how you amortize or accrete each of these amounts, including how you determine the amount that should be amortized or accreted and the significant factors that impact the amount you record each period. Specifically, regarding the units of consumption rates used to amortize your landfill assets each period, please disclose the actual rates used, how they are determined, and the factors that led to significant changes in the rates from period to period;
           Please provide additional insight as to the total available capacity of your landfills,
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
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FirstName LastName
             with separate disclosure of the amount of capacity that is permitted versus capacity that is not permitted at the end of each period. In addition, if there have been any significant changes to landfill expansion capacity in the periods presented aside from the use of capacity, please disclose the nature of the changes and the corresponding impact on the capacity;
             Please address your consideration of non-permitted airspace, including how this impacts your accounting as well as how you determine when to include non-permitted airspace in your determination of disposal capacity; and Please address what impairment considerations are given in regards to these assets
             recorded.

Share-Based Compensation, page 116

28. We note the list of equity issuances provided on page 189. For any equity issuances since
         January 1, 2018 as well as any planned future equity issuances, please provide the following for each transaction:
           Please identify the parties, including any related parties as well as the purpose of the issuance;
           Please tell us how you accounted or will account for the issuance; Please tell us the nature of any consideration;
           Please tell us the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;
           Please tell us the significant factors that contributed to differences in the fair value determined between each valuation date; and To the extent applicable, please reconcile the fair values you used for equity
             transactions to the fair value indicated by the anticipated IPO price.
Description of Share Capital
Advance Notice Provisions, page 187

29. We note your disclosure relating to provisions in your bylaws requiring that shareholders meet advance notice requirements and provide you with certain information with respect to the election of your directors. Please elaborate on the material requirements that must be complied with and the material information that must be provided. Financial Statements, page F-1

30. In connection with and prior to the closing of this offering, GFL Environmental Inc. will amalgamate with its parent company, GFL Environmental Holdings Inc. It appears that the registrant will be GFL Environmental Inc. In this regard, please tell us what consideration you gave to also providing the financial statements for GFL Environmental,
         Inc. pursuant to Item 8 of the Form 20-F.
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
August 15, 2019 Page 8
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FirstName LastName
31. On page 5, you refer to a near term acquisition pipeline for which it appears that you have closed or signed definitive agreements with certain acquisition candidates. We remind you that the Rule 3-05 of Regulation S-X requires the filing of separate pre-acquisition historical financial statements when the acquisition of a significant business has occurred or is probable.
Leases, page F-8

32. Please provide the disclosures required by IFRS 16.53, including the amount of expense recorded related to short-term leases and leases of low-value assets for each reporting period.
Note 8. Goodwill, page F-56

33. We note that goodwill represents approximately 45% of your total assets at December 31,
         2018. In this regard, please provide the disclosures required by IAS
36.134 for each cash-
         generating unit for which the carrying amount is significant.
Note 13. Revenue, page F-68

34. Please tell us what consideration you gave to providing the contract balances disclosures required by IFRS 15.116 through 118. For example, we note that your your disclosures on page F-40 indicate that revenue for infrastructure contracts is recognized based on the stage of completion of the contract We also note that revenue related to infrastructure and soil remediation represented over 20% of your revenues recorded during the successor period ended December 31, 2018.
35. Your disclosures on page F-40 indicate that you are recording revenues related to soil remediation projects on a per tonne fee basis which appears to be as services are being provided. Revenues for infrastructure contracts are being recorded based on the stage of completion as determined by the expected remaining costs to complete the project. In this regard, please tell us what consideration you gave to presenting the revenues separately for these two revenue streams as part of your disaggregation of revenue disclosures under
         IFRS 15.114.
36. In addition to recording revenue related to services provided, you record revenue related to stewardship return incentives as well as the sale of products, including used motor oil, solvents and downstream products. Please help us better understand the significance of these revenue amounts and further clarify in your disclosures how you recognize revenue related to these amounts pursuant to IFRS 15.119(a).
37. Please provide disclosures required by IFRS 15.119(b) related to significant payment terms and variable consideration. In this regard we note that on page F-45 you state that all future variable consideration is allocated to wholly unsatisfied performance obligations and we note on page 4 that your contracts have annual consumer price index as well as periodic fuel and other adjustments.
 Patrick Dovigi
FirstName LastNamePatrick Dovigi
GFL Environmental Holdings Inc.
Comapany NameGFL Environmental Holdings Inc.
August 15, 2019
August 15, 2019 Page 9
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FirstName LastName
Note 21. Events after the reporting period, page F-82

38. On July 17, 2019, Patrick Dovigi and certain of his affiliates repaid loans of approximately $161,000, which were initially incurred in connection with the purchase of your shares. If there are any remaining loans outstanding in connection with the purchase of stock, please tell us the amounts as well as how they are presented on your balance sheet as of December 31, 2018 and March 31, 2019.
Financial Statements
Wrangler Super Holdco Corp.
Note 18. Subsequent Events, page F-133

39. Approximately $37,610 of debt extinguishment costs, $23,089 of stock based compensation expenses and $4,839 of other transaction expenses are not shown in the successor periods. Please help us understand your basis for not reflecting these costs in the financial statements.
Item 7. Recent Sales of Unregistered Securities, page II-1

40. Please revise to indicate the amount of consideration received for each of the noted sales of unregistered securities. Please see Item 701(c) of Regulation S-K. Indebtedness of Directors and Officers , page 174

41. We note your disclosure on regarding indebtedness of certain directors and officers.
         Please provide the missing information and clarify which officers or directors are associated with the indebtedness. Please tell us how you intend to comply with Section
         13(k) of the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                               Sincerely,
 Patrick Dovigi
GFL Environmental Holdings Inc.
August 15, 2019
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FirstName LastNamePatrick Dovigi               Division of Corporation Finance
                                               Office of Manufacturing and
Comapany NameGFL Environmental Holdings Inc.
                                               Construction
August 15, 2019 Page 10
cc:       Ryan Bekkerus
FirstName LastName